Exhibit 4.9
Page 1


                           EMPLOYMENT AGREEMENT


This agreement is made as of the 5th of June 2001.

Between:

             DR. ALAN EZRIN, 110 Quintas Lane, Moraga, California, 94556

             (the "Employee")

             and

             CARDIOME PHARMA CORP., a corporation incorporated under the laws of the Province of British Columbia and having its registered office at Suite 1100, 1055 West Hastings Street, Vancouver B.C. V6E 2E9

             (the "Company")

WHEREAS:

A. The Company is engaged in pharmaceutical research and development (the "Business");

B. The Company and the Employee previously entered into a preliminary agreement dated January 4, 2001; and

C. The parties wish by this agreement to record the terms and conditions on which the Employee has agreed to serve as Chief Scientific Officer for the Company.

     NOW THEREFORE in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:


1.   Employment

Scope

1.1 Subject to the terms of this Agreement, the Company agrees to employ, and the Employee agrees to serve the Company as Chief Scientific Officer during the Term (hereinafter defined).

Term

1.2 The term of this Agreement (the "Term") shall commence on January 15, 2001 (the "Date of Commencement") and shall continue until this Agreement is terminated in accordance with Part 4 or Part 5.2.

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Reporting

1.3 The Employee shall report and be directly responsible to the Company's President and CEO.

Outside Directorships; Professional Development

1.4 The Employee will be permitted to maintain existing outside directorships and also to engage in reasonable developmental activities (as set out in Schedule "C"), in addition to the duties described below.


2.   Compensation

Salary

2.1 The Company agrees to pay the Employee and the Employee agrees to accept as remuneration for his services an annual salary in the amount of US$190,000 in the first year payable by equal semi-monthly installments, exclusive of any other benefits referred to herein. The salary will be reviewed annually. "Annual salary" shall not include any other compensation such as bonus, stock options or benefits.

Tax Allowance

2.2 The Company agrees to pay the Employee and the Employee agrees to accept as tax allowance US$30,000 per annum to be drawn quarterly from a tax escrow account.

Stock Options

2.3 Subject to receipt by the Company of shareholder and regulatory approval on the Company's proposed new stock option plan (the "2001 Plan"), the Company will grant the Employee an option to purchase up to 750,000 common shares in the capital of the Company. The option exercise price will be set using the Toronto Stock Exchange guidelines of the closing price immediately preceding the date of grant. The Option will be vested as follows:

      i.   250,000 shares vested at the date of grant; and

      ii.  500,000 shares vested upon achievement of specified milestones
           (see Schedule "B"). These shares will be vested at a rate of 50,000 shares per milestone to a maximum of 500,000 shares.

Incentive Compensation

2.4 For the first two years of the Term, incentive compensation will be paid to the Employee as follows:

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      i.    Stock option bonuses as outlined under section 2.3.ii above; and
      ii. Cash bonuses will be paid at a rate of US$5,000 per achieved milestone described on "Schedule B" (or as redefined in good faith discussions following commencement of employment and following first year of employment).

      Thereafter, the Company will negotiate with the Employee in good faith milestones upon the achievement of which options will be granted at a rate of up to 50,000 shares per annum and cash bonuses will be paid at a rate of up to 25% of base salary.

Benefits

2.5 The Employee may participate in all employee benefit programs maintained by the Company, including any group disability insurance plan, medical and dental plans, on the same terms and conditions as provided to other senior officers of the Company.

Vacation

2.6 The Employee shall be entitled to four weeks vacation annually to be scheduled when mutually agreed by the parties.

Expenses

2.7 The Company shall reimburse the Employee for all reasonable out of pocket expenses actually, necessarily and properly incurred by him in the normal discharge of his duties for the Company. Reimbursement shall be paid against an itemized statement of expenses together with supporting invoices where applicable.

Travel expenses prior to moving to Canada

2.8 The Company will reimburse the following expenses incurred by the Employee during the period prior to the Employee's relocation to Canada and in which the Employee is commuting to Canada from his US residence:

      i) all medical and other insurance costs for the Employee and the Employee's family during the this period; and

      ii)  50% of the Employee's normal in-Canada living expenses; and

      iii) 50% of travel costs in commuting between the Company's head office in Canada and the Employee's current residence in US.


Relocation expenses

2.9 The Company will reimburse all expenses incurred at the time the Employee elects to relocate to Canada, including the expenses of moving personal possessions, real estate commissions and fees on the sale of the Employee's California home, and the commission and fees on the Employee's purchase of a new residence in association with this employment offer.

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3.   Obligations of the Employee

Duties

3.1 The Employee shall perform such duties as are consistent with the job description set out in Schedule "A" and shall perform, observe and conform to such duties and instructions as from time to time are reasonably assigned or communicated to him by the President and CEO.

Authority

3.2 The Employee is authorized, subject to the other provisions of this Agreement to do all acts and things that the Employee in his discretion deems necessary or desirable to carry out his duties provided that the Employee will not make purchases or authorize work without the Company's approval unless the expenditure has been authorized in a budget approved by the President and CEO, or the expenditure arises in circumstances which constitute an emergency requiring immediate action for the protection of the Company.

Books and Records

3.3 The Employee will cause to be maintained accurate and complete books and records of the Business, preserving all accounts, records, invoices, receipts, vouchers, books, files and other documents in an orderly and organized manner available for inspection at any time by any member of the Board.

Access to Information

3.4 The Company will provide the Employee with all information and access to documents and premises as are available and are requested by the Employee to enable him to perform his duties.

Indemnity by the Company

3.5 The Company will indemnify the Employee against any and all claims, losses, actions, lawsuits and other proceedings, judgements and awards, and costs and expenses (including reasonable legal fees) arising by the Employee carrying out his duties or authority, except those which arise from fraudulent acts or omissions by the Employee. This indemnity shall survive termination of this Agreement.

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Imported Intellectual Property

3.6 The Employee agrees that he will not use or bring to the Company any technical information, data, trade secrets, processes, products, formulae, investigations, or other intellectual property which is the property of any other previous employer.

Ownership of Work Product

3.7 Any discoveries, ideas and suggestions, reports, documents, concepts, products, inventions and improvements, technology, formulae and processes together with the nature and results of research and development activities, any marketing schemes, business, joint venture or marketing contacts, or any business opportunities prepared, produced, developed or acquired at the Employee's direction or by the Employee, whether or not conceived or made during normal working hours and whether or not the Employee is specifically instructed to make or develop the same (collectively, the "Work Product") shall belong to the Company.

Disclosure

3.8 The Employee will disclose and transfer to the Company all Work Product and execute and deliver to the Company all instruments or papers necessary to perfect and enforce the exclusive ownership and enjoyment of the Work Product by the Company in all countries.


4.   Termination

By the Employee

4.1 The Employee may terminate this Agreement and his employment by giving the Company 30 days written notice. Monies owed by the Employee to the Company up to the date of termination shall then be paid by the Employee to the Company.

By the Company

4.2 Subject to clause 1.2, the Company may terminate this Agreement and the employment of the Employee summarily without notice or payment in lieu of notice:

      a. for cause that would, at common law, permit the Company to terminate the Employee without notice. Examples of conduct which may constitute "cause" include the following: willful breach or non-observance of this Agreement in a matter of substance, negligent performance of duties in a matter of substance, or insubordination in a matter of substance; and

      b. if the Employee files a voluntary petition in bankruptcy, or is adjudicated bankrupt or insolvent, or files any petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute or law relating to bankruptcy, insolvency or other relief for debtors.

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Notice of Termination

4.3 The Company shall communicate termination by written Termination Advice. "Termination Advice" means a notice which indicates the specific termination of this Agreement relied upon and sets forth in reasonable detail the facts and circumstances to provide a basis for the termination. No purported Termination shall be effective without a Termination Advice.


Duties Upon Termination

4.4   If this employment is terminated, the Employee agrees to deliver to the
      Company:

      a. a final accounting, reflecting the balance of expenses incurred on behalf of the Company as of the effective date of termination; and

      b. all documents pertaining to the Company or this Agreement, including but not limited to all books of account, records, formulae and processes, correspondence and contracts which may be in the Employee's possession or control.

Compensation on Termination

4.5 If the Company terminates the employment of the Employee without cause, the Company shall pay to the Employee a severance amount (the "Severance Amount"), at the rate in effect on the date of the Notice of Termination equal to:

      a. in the first twelve months of the Term, one month salary for each month worked; and

      b.   if after the first twelve month period, one year of salary.

      The severance amount shall be accepted by the Employee in full and complete satisfaction of any claims to severance pay, pay in lieu of notice or damages for dismissal, termination pay, any redundancy payment to which the Employee may then be entitled, and any other compensation or payment to which the Employee may be entitled pursuant to any claim that he may have on the grounds of constructive, wrongful or unfair dismissal or any other claim the Employee may have pursuant to any statutory or common law provision, and shall be paid in full on the date of termination. The Employee acknowledges, agrees, and accepts these terms, as conditions of this Agreement.

      The Employee may elect to have the Severance Amount paid to him in a single lump sum which shall be paid within thirty (30) days of the election.

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Mitigation

4.6 The Employee need not mitigate any payments provided in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment created by this clause be reduced by any compensation earned by the Employee through employment permitted by this Agreement with another employer after the date of termination or otherwise.

Competition

4.7 The Employee agrees not to compete with the Company in any way for the longer of:

      a. The period in respect of which he is receiving compensation on termination as set out in clause 4.5; or

      b. Twelve (12) months following the date of termination of his employment,

      without the written consent of the Company. This means the Employee will not individually or in partnership or conjunction with any other person or persons, firm or corporation as employee, principal, officer, agent, shareholder or in any other manner whatsoever directly or indirectly carry on or be engaged or concerned with or interested in or advise or act as consultant for, lend money to, guarantee the debts or obligations of, or otherwise provide financial assistance for, or permit his name to be used in any research or otherwise in competition with the Company.

Solicitation

4.8 During employment and for a period of one year following termination of the Agreement the Employee shall not hire or take away any employee of the Company for the purposes of employment in any business related to or competitive with the business of the Company.


Change of Control

Definition
5.1   Change of Control is defined under this Agreement as when:

      i) there is an occurrence of an event whereby any person or entity becomes the beneficial owner of shares representing 50% or more of the combined voting power of the voting securities of the Company, or

      ii) there is a merger or consolidation of the Company with one or more corporations as a result of which, immediately following such merger or consolidation, the shareholders of the Company as a group will hold less than a majority of the outstanding capital stock of the surviving corporation.

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Termination Arrangement

5.2 Upon a Change of Control of the Company, the Employee shall be deemed to have been terminated, with the severance provisions defined under Section
      5.3 hereof, provided the Employee remains available to the new entity, if required by the new entity, for up to 3 months after the Change of Control.

Compensation on Termination

5.3 The Company agrees to pay the Employee and the Employee agrees to accept the following compensation package upon a Change of Control:

      i. A cash compensation equivalent to one year of salary, payable on the effective date of termination;

      ii. 50% of the options subject to achievement of objectives not already achieved, be vested immediately upon the Change of Control;

      iii. The expiry date of all of the options outstanding shall be extended for 5 years from the date of Change of Control irrespectable whether the Employee stay in the new entity or not. The extension of expiry date shall not exceed the maximum term allowed under the Company's Stock Option Plan that options must be exercised no later than 10 years from the date of grant; and

      iv. All coverage of medical and life insurance benefits, other than key man insurance, for the Employee shall continue for the period defined by the salary payment, or until they are employed elsewhere, whichever is earlier.

      The afore-mentioned compensation package shall be accepted by the Employee in full and complete satisfaction of any claims to other severance pay, termination pay, any redundancy payment or any other payment to which the Employee may then be entitled pursuant to a Change of Control of the Company, and any claim the Employee may have pursuant to any statutory or common law provision, and shall be paid in full on the date of termination. The Employee acknowledges, agrees, and accepts these terms, as conditions of this Agreement.

Compensation for Continued Employment

5.4 Should the Employee elect to remain with the new entity on a permanent basis, the Employee shall do so under terms negotiated between the new entity and the Employee at that time.


Dispute Resolution

6.1 All questions or matters in dispute shall be resolved by mediation and, if mediation is not successful within thirty (30) days, be finally determined by arbitration using a single arbitrator following the rules of the British Columbia Center for Commercial Arbitration.

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7.    Miscellaneous

7.1   The laws of British Columbia and Canada shall govern this Agreement.

7.2   This Agreement is not assignable by either party.

7.3 This Agreement shall endure to the benefit of and be enforceable by the Employee's legal representatives, executors, administrators, heirs, and successors. If the Employee should die while any amounts are still payable to him under this Agreement, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to his legal representatives, executors, administrators, heirs, or, if there be no such designee, to the his estate.

7.4 This Agreement represents the entire agreement between the Employee and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any officer or agent thereof.

7.5 Notices shall be in writing and shall be sufficiently given and deemed to have been received upon personal delivery or, if mailed, upon the first to occur of actual receipt or forty-eight (48) hours after being mailed in Canada, postage prepaid, registered or certified mail, return receipt requested, addressed to the Company or the Employee at the address shown on page one of this Agreement or at such other address as may be specified in writing to the other party, but notice of a change of address shall be effective only upon actual receipt. Notwithstanding the foregoing, if there is an interruption in postal service, all notices shall be personally delivered during the period of interruption.

7.6 Waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

7.7   Time shall be of the essence.

7.8 Unless stated otherwise, all references herein to dollar amounts refer to Canadian funds.

7.9 The recitals are an integral part of the Agreement and incorporated by reference.


8.    Agreement of Voluntary and Equitable

8.1 Each of the parties acknowledge and declare that they have carefully reviewed and understand this Agreement including the Employee's rights upon termination and the restrictions on the Employee after termination, and acknowledge and agree that the terms are mutually fair and equitable. Each party was fully and plainly instructed to obtain independent legal and tax advice and each of them acknowledge that they have executed voluntarily understanding the nature and effect of this Agreement after receiving such advice.

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IN WITNESS WHEREOF the Company has caused it corporate seal to be affixed by and in response of its duly authorized officers on that behalf and the Employee has set his hand and seal as of the day and year first above written.

SIGNED, SEALED AND DELIVERED            )
by the Employee in the presence of:     )
                                        )
/s/Christina Yip                        )
----------------------------------------)
Signature                               )
                                        )
Christina Yip                           )
----------------------------------------)
Name                                    )         /s/Alan M. Ezrin
                                        )       --------------------
                                        )       EMPLOYEE'S SIGNATURE
6910 Rupert Street                      )
----------------------------------------)
Address                                 )
Vancouver, BC                           )
----------------------------------------)



   CARDIOME PHARMA INC.                           /s/Bob Rieder
                                                --------------------
                                                AUTHORIZED SIGNATORY

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                              Schedule "A"

   Duties and Responsibilities of the Chief Scientific Officer of the Company

Services

The Employee is expected to be engaged full time in this position subject to the outside directorships and professional development activities referred to in clause 1.4.

The Employee's primary duties will relate to the supervision and guidance of the Company's scientific operations and assistance in financing and business development activities. The Employee shall select and evaluate the Company's scientific operations and report to and advise the President and CEO concerning same.

Specifically the Employee will:

1. direct executives in matters concerning the scientific research, clinical development, regulatory affairs and intellectual property management of the Company;

2.   systematically monitor science related operating results;

3. evaluate and control the efficiency of scientific research, clinical development, regulatory affairs and intellectual property management of the Company;

4. evaluate and recommend strategic plans proposed by executives for scientific research, clinical development, regulatory affairs and intellectual property management of the Company;

5. establish and apply policies for human resources management in scientific research, clinical development, regulatory affairs and intellectual property management of the Company, within the context of the Company's overall policy in this regard;

6. direct, manage and coordinate the Company's operational activities according to the policies and objectives specified by the President & CEO, and approved by the Board of directors;

7. assist the President and CEO in preparation of short-term and long-term strategic plans for the Company;

8. assist the President and CEO in establishing policies and objectives concerning the scientific operations, personnel, financial performance and growth of the Company;

9. give general business and technical advice concerning the scientific operations and long term planning, development and realization of strategy development;

10. identify business development opportunities and lead or assist the exploitation of such opportunities;

11.  assist CEO or CFO as required in financing activities;

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12.  lead or assist in identifying strategic partnership activities and exploiting such activities in consultation with the CEO or his designate;

13. exercise all other powers and perform all other duties normally incident to the office of the CSO, execute all documents required to implement his duties as CSO of the Company, including but not limited to agreements, requisitions, orders for the supply of equipment or services, reports, etc. and exercise such other powers and perform such other duties as from time to time may be assigned to him by the President and CEO and the Board.

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                               Schedule "B"

                         Milestones 2001 - 2002


As contemplated in the Stock Option and Incentive Compensation clauses of this Agreement the Employee shall receive options and compensation upon the achievement of specific milestones.

Specific milestones for 2001 - 2002 are:

1. completion of Phase I clinical trial for RSD1235 by August 30, 2001 within budget;

2. initiate (1st dosage in patient) Phase II clinical trial for RSD1235 by end of 2001;

3.   validation of fungus based MTS program by end of 2001 within budget;

4. one new internally developed clinical candidates in the antiarrhythmic program by the end of 2001;

5. completion (receipt of final report) of phase II clinical trial for RSD1235 by June 30, 2002 within budget;

6. successful in-licensing deal for program in the cardiac area by the end of 2001;

7. successful implementation of a new internal cardiac internal program by the end of 2001;

8. at least one clinical candidate in the new (non antiarrhythmic) cardiac program by the end of 2002;

9. two new research collaborations (university and/or corporate) - one by the end of 2001 and the other by the end of 2002;

10. two new partnerships with pharmaceutical companies for the Company's program (each of these partnerships will carry a minimum of US$30 million of total upfront and milestone payments, and a royalty rate of 10% or more).


The milestones here listed are subject to revision after commencement of employment and development of specific strategic and operational plans which shall guide the Company's activities.


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                                  Schedule "C"

              Outside Directorships and Professional Development


Existing outside directorships and professional developmental activities the Employee may maintain shall include the following roles:

1.   Director, Topigen Inc., Montreal, Canada;

2.   Scientific Advisor and SAB Board Member, ConjuChem Inc. Montreal, Canada;

3.   Scientific Advisor, Garmaise & Bissonet, Montreal, Canada;

4. Scientific Advisor (in non-cardiac areas), Aryx Therapeutics, Los Altos, CA, USA;

5.   Scientific Advisor, BDC, Montreal, Canada.

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